Exhibit 99.1

Confidential

SaverOne Expands its Collaboration with IVECO with its Vulnerable Road User Solution

Receives New Purchase Order from IVECO to Develop, Install and Demonstrate its Proof-of-Concept Solution for Vulnerable Road User Detection

Petah Tikvah, Israel, May 9, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in disruptive transportation safety solutions, today announced that it has received a purchase order for a vulnerable road user (VRU) proof-of-concept (POC) from IVECO, the brand of Iveco Group N.V. (EXM: IVG), that designs, manufactures and markets light, medium and heavy commercial vehicles. The POC will present SaverOne’s radio frequency (RF)-based solution that could be integrated in the vehicle Advanced Driver-Assistance System (ADAS) logics to enhance vehicle safety.

This follows the entry in March 2024 of an OEM collaboration agreement between SaverOne and IVECO to integrate SaverOne’s in-cabin safety technology within IVECO’s vehicles. SaverOne and IVECO will collaborate to define and develop the POC VRU solution for IVECO. This solution is expected to be installed in one of IVECO’s vehicles in Europe later this year after which it will be demonstrated to various stakeholders within IVECO.

Ori Gilboa, CEO of SaverOne, stated, “We are very happy to expand our partnership with IVECO, a leader in the truck vehicle industry, to further develop our innovative VRU technology. The new purchase order from IVECO marks another element in our mutual goal of enhancing road safety and protecting all road users. We believe that our demonstration will serve as the basis for the co-development activity between IVECO and SaverOne, towards bringing to market an RF-ADAS sensor. Our solution aims to detect vulnerable road users, such as pedestrians and cyclists, based on their RF footprint, even in non-line-of-sight scenarios. We are now working with IVECO closely to provide detection both outside as well as inside the vehicle with our solution to protect against driver distraction. SaverOne strongly believes in the VRU solution. This new PO follows our announcement in March that we are working with a top-tier global consultancy firm to create the go-to-market business plan and model to grow and develop the VRU business.”

Fabrizio Conicella, Head of Software and Analytics Lab, Iveco Group, commented, “IVECO is committed to road safety and innovation, and our further work with SaverOne on this VRU detection solution aligns perfectly with our mission to explore new technologies for safer and more efficient transportation solutions.”

About IVECO

IVECO is the brand of Iveco Group N.V. (EXM: IVG) that designs, manufactures, and markets a wide range of light, medium and heavy commercial vehicles, off-road trucks and vehicles suitable for any body type.

It constantly innovates and extends its product portfolio to provide every customer with the vehicle that matches their mission precisely. Its full-line offer is designed around the Driver’s needs to deliver an excellent experience with a focus on safety and comfort. A wide range of advanced digital, connectivity-enabled services developed to help fleet owners run their fleet efficiently enhance IVECO’s complete transport solution.

IVECO pursues its decarbonisation strategy through a multi-energy approach that includes the further development of bio-methane, battery electric and fuel cell technologies.

IVECO operates seven manufacturing plants and eight research and development centres. It counts on 3,500 sales and service points in over 160 countries, which guarantee technical support wherever an IVECO vehicle is at work.

IVECO drives the road of change by powering the transformation of the transport industry, propelled by the ambition to be the most reliable partner and full-line player for its customers.

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has also developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution enables the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the success of the IVECO POC Product; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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